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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 1)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    COHR INC.
                            (Name of Subject Company)

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                                    COHR INC.
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

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                                    192567105
                      (CUSIP Number of Class of Securities)

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                                 RAYMOND E. LIST
                             CHIEF EXECUTIVE OFFICER
                              21540 PLUMMER STREET
                              CHATSWORTH, CA 91311
                                 (818) 773-2647

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH A COPY TO:

                                ROBERT B. KNAUSS
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                                   35TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071-1560
                                 (213) 683-9100

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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on January 6, 1999 by COHR Inc., a Delaware corporation (the "Company"), and relates to the Offer (as defined below) made by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is currently owned by Three Cities Fund II, L.P. and Three Cities Offshore II, C.V., disclosed in its Tender Offer Statement on Schedule 14D-1 (as may be amended or supplemented from time to time) to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in its Offer to Purchase (as may be amended or supplemented from time to time) and the related Letter of Transmittal (the terms and conditions of which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The purpose of this Amendment No. 1 is to amend and supplement Items 8 and 9 of the Schedule 14D-9, as set forth below.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended and supplemented by the addition of the following:

         (c) PRESS RELEASE. On February 5, 1999, the Company issued a press release announcing that the Purchaser had increased the price it will pay for the Shares tendered in response to the Offer. The revised price being offered by the Purchaser is $6.50 net cash per Share. The Expiration Date of the Offer was extended to midnight, New York City time, on February 24, 1999. A copy of such press release is attached hereto as Exhibit (a)(7) and is incorporated herein by reference

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented as follows:

EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
(a)(7)           Press release issued by the Company dated February 4, 1999.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       COHR Inc.



                                       By:     /s/ RAYMOND E. LIST
                                               ---------------------------
                                               Raymond E. List
                                               Chief Executive Officer


Dated as of February 5, 1999





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